UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Notice Dated January 7, 2020: Reply to B3 Official Letter 7/2020-SLS of January 7, 2020
2.	Material Announcement Dated January 13, 2020: Reynaldo Passanezi Filho is the new CEO of CEMIG
3.	Material Announcement Dated January 13, 2020: CEMIG completes acquisition of Eletrobras’ 49% stake in Centroeste de Minas
4.	Market Announcement Dated January 14, 2020: Reply to B3 Official Letter 24/2020-SLS of January 14, 2020
5.	Material Announcement Dated January 20, 2020: River flooding at Small Joaquim hydro plant; no permanent effects
6.	Material Announcement Dated January 28, 2020: Renova – Grant of loan
7.	Market Annoucement Dated February 10, 2020: Acquisition of Stockholding
8.	Market Annoucement Dated February 12, 2020: CEMIG wins position in select CDP Water Security “A list”
9.	Material Announcement Dated February 13, 2020: Return of funds held in court escrow
10.	Material Announcement Dated February 14, 2020: Taesa completed the acquisition of all the STJ and SPT Shares
11.	Market Notice Dated February 14, 2020: CEMIG beats IASC customer service quality rating target
12.	Market Annoucement Dated February 18, 2020: Capital expenditure of CEMIG D and GT
13.	Material Announcement Dated February 20, 2020: Renova – Closing Investigations
14.	Material Announcement Dated February 27, 2020: Renova receives biding offer of financing

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Jr.
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: March 11, 2020

1

1. MARKET NOTICE DATED JANUARY 7, 2020: REPLY TO B3 OFFICIAL LETTER 7/2020-SLS OF JANUARY 7, 2020

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to B3 Official Letter 7/2020-SLS, of January 7, 2020

INQUIRY BY B3

Cia. Energética de Minas Gerais – CEMIG

To Mr. Maurício Fernandes Leonardo Júnior

Chief Investor Relations Officer

Subject: Request for information on news media report

Dear Sirs,

A report in the newspaper Valor Econômico of January 7, 2020, under the headline “Cemig contracts bank to sell its 21.7% holding in Taesa” contains, among other information, the following statements:

1.	Cemig has contracted Bank of America for the sale of its stake in Transmissora Aliança de Energia Elétrica (Taesa).

2.

The mandate is for “strategic valuation” of the equity stake – which might result in a transaction of direct sale to other players (including the other stockholder of Taesa, the Colombian group ISA), or might result in a disposal by an offering of shares.

We request further information/explanations on the items indicated, by January 8, 2020, including your confirmation of them or otherwise, and also any other information that is considered to be important.

REPLY BY CEMIG

Dear Ms. Carolina Souza Martins Almeida,

Issuer Listing and Supervision Management Unit,

B3 S.A. – Brasil, Bolsa, Balcão:

In response to Official Letter 7/2020-SLS, of January 7, 2020, Companhia Energética de Minas Gerais (‘Cemig’, or ‘the Company’) reports that it is constantly assessing its portfolio of assets, with a view to optimizing its allocation of capital. In this context, the Company has the benefit of advice from financial institutions to accompany each one of its holdings. In the case of the assets referred to in this report, Cemig reports that until today’s date no decision has been taken by its governance bodies.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market, whenever the applicable law and regulations so require.

Belo Horizonte, January 7, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MATERIAL ANNOUNCEMENT DATED JANUARY 13, 2020: REYNALDO PASSANEZI FILHO IS THE NEW CEO OF CEMIG

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Reynaldo Passanezi Filho is new CEO of Cemig

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today the Board of Directors of Cemig appointed Mr. Reynaldo Passanezi Filho as Chief Executive Officer of Cemig, as from January 13, 2020.

Mr. Passanezi has a degree and doctorate in economics from São Paulo University (USP), a master’s degree in economics from Universidade de Campinas (Unicamp), a degree in law from Pontifícia Universidade Católica de São Paulo (PUC/SP), and specialization in management, leadership and innovation at Stanford University of the USA.

He has had a long executive career in the electricity sector (CEO of ISA CTEEP – Transmissão de Energia Elétrica Paulista), and in finance (Country Manager and Managing Director of Corporate and Investment Banking at BBVA Brazil). He has also worked in the public sector, notably in privatization programs (as Advisor to the Governing Board of the São Paulo State Government Privatization Program). He has wide experience in corporate restructuring, and mergers and acquisitions, and profound knowledge of Latin America and infrastructure.

Mr. Cledorvino Belini continues to be a member of the Board of Directors.

Belo Horizonte, January 13, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MATERIAL ANNOUNCEMENT DATED JANUARY 13, 2020: CEMIG COMPLETES ACQUISITION OF ELETROBRAS’ 49% STAKE IN CENTROESTE DE MINAS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig completes acquisition of Eletrobras’s 49% stake in Centroeste de Minas

In continuity of its Material Announcement of January 15, 2019, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig completed acquisition of the 49% interest held by Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) in the total share capital of Companhia de Transmissão Centroeste de Minas S.A. (‘Centroeste’). This equity stake was the subject of Lot P in Eletrobras Auction 01/2018, held on September 27, 2018.

The amount disbursed by Cemig for this acquisition was R$ 44,775,496.09 (forty four million seven hundred seventy five thousand four hundred ninety six Reais and nine centavos), the result of adjustment of the price in the Auction Tender document by the accumulated variation of the Selic rate up to today’s date, less all dividends and/or Interest on Equity paid or declared by Centroeste in favor of Eletrobras in the period.

This acquisition does not affect Cemig’s continuing Disinvestment Program: it was a one-off opportunity in which the terms offered provided conditions that are highly advantageous for Cemig’s consolidated results.

Belo Horizonte, January 13, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MARKET ANNOUNCEMENT DATED JANUARY 14, 2020: REPLY TO B3 OFFICIAL LETTER 24/2020-SLS OF JANUARY 14, 2020

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to B3 Official Letter 24/2020-SLS, of January 14, 2020

Inquiry by B3

Cia. Energética de Minas Gerais – CEMIG

To Mr. Maurício Fernandes Leonardo Júnior

Chief Investor Relations Officer

Subject: Request for information on news media report

Dear Sirs,

A report in the newspaper Valor Econômico of January 14, 2020, under the headline:

“Vale negotiating to buy stake in electricity company Aliança”,

states, among other information, that:

1.    The mining company Vale and Cemig have begun negotiations in relation to Aliança Energia.

2.    Cemig’s (45%) equity interest in Aliança is valued at a minimum of R$ 2 billion.

We request information/explanations on the items indicated, by January 15, 2020, including your confirmation of them or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

Dear Ms. Ana Lucia da Costa Pereira,

Issuer Listing and Supervision Management Unit

B3 S.A. – Brasil, Bolsa, Balcão:

In response to Official Letter 24/2020-SLS, of January 14, 2020, Companhia Energética de Minas Gerais (‘Cemig’, or ‘the Company’) reports that it is constantly assessing its portfolio of assets, with a view to optimizing its allocation of capital. In the case of the assets referred to in this report, Cemig reports that until today’s date no decision has been taken by its governance bodies.

Thus, it can be seen that, as of today’s date, there has been no fact or event which, in the light of CVM Instruction 358/2002, could justify publication to the market of a Material Announcement about this subject.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market, whenever the applicable law and regulations so require.

Belo Horizonte, January 14, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED JANUARY 20, 2020: RIVER FLOODING AT SMALL JOAQUIM HYDRO PLANT; NO PERMANENT EFFECTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

River flooding at Small Joaquim hydro plant; no permanent effects

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ In compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘the Company’) hereby informs its stockholders and the general public as follows:

Today Brasil PCH S.A. and its indirect subsidiary São Joaquim Energia S.A. published the following Material Announcement:

“ In accordance with Articles 2 and 3 of CVM Instruction 358/ 2002, as amended, Brasil PCH S.A., an unlisted corporation registered in the CNPJ/ME under Nº 07.314.233/0001-08, with head office at Avenida Prudente de Morais 1250, 10th and 11th floors, Coração de Jesus, Belo Horizonte, Minas Gerais (‘Brasil PCH’), and its indirect subsidiary São Joaquim Energia S.A. (‘São Joaquim’), an unlisted corporation registered in the CNPJ/ME under Nº 07.063.930/0001-33, with head office at Avenida Prudente de Morais 1250, 11th floor, Coração de Jesus, 30.380-252 Belo Horizonte, MG, holder of the Authorization for commercial operation of the São Joaquim hydroelectric plant on the River Benevente, hereby report to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general as follows:

“ Heavy rains on January 17 and 18, 2020 in the region of the municipality of Alfredo Chaves, Espírito Santo State, raised the levels of the River Benevente, resulting in flooding of the machine room of the São Joaquim Small Hydroelectric Plant, and consequent interruption of its power output.

The inspections carried out so far by São Joaquim do not indicate any impact that threatens the safety of the facility, nor the environment.

This event also does not result in any impact on the capacity for timely payment of the debentures issued by Brazil PCH, as specified in the related Issue Deed. The procedures for draining of the machine room have been started, and planning of the activities necessary for re-establishing the generating units is in progress.”

The Company reiterates its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation.”

Belo Horizonte, January 20, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED JANUARY 28, 2020: RENOVA – GRANT OF LOAN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: grant of loan

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On January 27, 2020 Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“In compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW4 and RNEW11) ( ‘the Company’ or ‘Renova’), hereby informs its stockholders and the general public as follows:

Today a new debtor-in-possession (DIP) loan agreement was signed with Cemig (Companhia Energética de Minas Gerais), for R$ 20,000,000.00, necessary to support the expenses of maintenance of the activities of Renova and its subsidiaries, following due authorization by the 2nd Court for Bankruptcies and Judicial Recovery of the Legal District of São Paulo State, in Judicial Recovery proceedings Nº 1103257-54.2019.8.26.0100.

This agreement brings the total of loans for maintenance of Renova’s activities extended by Cemig within the judicial recovery proceedings to a total of R$ 36,500,000.00 (thirty six million five hundred Reais) – comprising R$ 10,000,000.00 on November 25, 2019, R$ 6,500,000.00 on November 27, 2019, and this loan of R$ 20,000,000.00) – further to the Advance against Future Capital Increase, of R$ 5,000,000.00, made by Cemig Geração e Transmissão S.A. on October 25, 2019.

This new DIP precisely obeys all the parameters and limitations set by the 2nd Court for Bankruptcies and Judicial Recovery of the Legal District of São Paulo State.

All the documents required by the Corporate Law and the applicable CVM rules, related to the subject of this Material Announcement, are available to stockholders of the Company on its website – at www.ri.renovaenergia.com.br. All this material is also available in copy on the Empresas.NET system of the CVM (www.cvm.com.br) and on the website of B3 (www.b3.com.br).

Renova reiterates its commitment to keeping stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, January 28, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MARKET ANNOUCEMENT DATED FEBRUARY 10, 2020: ACQUISITION OF STOCKHOLDING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Acquisition of stockholding

In accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig has received correspondence from BlackRock, Inc. (‘BlackRock’) as follows:

“1

BlackRock, Inc. (‘BlackRock’), on behalf of certain clients, as investment manager, hereby advises you that it has acquired preferred shares in Cia Energética de Minas Gerais – CEMIG (‘Cemig’). On February 5, 2020 the total of these interests was as follows:

76,856,733	preferred shares and
20,840,204	American Depositary Receipts (‘ADRs’) for preferred shares,
representing a total interest of
97,696,937	preferred shares,
or approximately
10.06%	of the total of the preferred shares issued by Cemig;
and
8,428	derivative instruments for preferred shares with financial settlement, representing approximately
0.001%	of the total preferred shares issued by Cemig.

2

To comply with Article 12 of CDM instruction 358 of January 3, 2002, as amended, BlackRock hereby requests the Chief Investor Relations Officer of Cemig to publish the following information to the CVM and the other competent bodies:

(i)	BlackRock has head office registered at: 55 East 52nd Street, New York 100022–0002, NY, United States of America.

(ii)

The equity interests held by BlackRock now total: 76,856,733 preferred shares, and 20,840,204 ADRs for preferred shares, representing a total of 97,696,937 preferred shares, and approximately 10.06% of the total of the preferred shares issued by Cemig;

and

8,428 derivative financial instruments referenced to preferred shares with financial settlement, representing approximately 0.001% of the total preferred shares by Cemig, as specified in Item 1 above.

(iii)	The objective of the stockholding interests referred to above is investment, and there is no intention to alter the stockholding control or management structure of Cemig.

(iv)	BlackRock has not entered into any contracts or agreements regulating exercise of the right to vote or purchase or sale of securities issued by the Company.

3	Please do not hesitate to contact us for any further information or additional comment that you may feel is necessary on this matter.”

Belo Horizonte, February 10, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MARKET ANNOUCEMENT DATED FEBRUARY 12, 2020: CEMIG WINS POSITION IN SELECT CDP WATER SECURITY “A LIST”

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig wins position in select CDP Water Security “A list”

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to its stockholders and the public as follows:

On February 3, 2020 Cemig was recognized for excellence as a global leader in sustainable water management by inclusion in the “A list” of the Water Security Program of CDP (the worldwide Carbon Disclosure Project) – and was the only electricity company in Latina America to be given this recognition.

Historically, Cemig has repeatedly received recognition from leading Brazilian and international institutions for its sustainable development policies and practices.

Two recent recognitions provide examples:

•

January 22, 2020: Cemig was rated the most sustainable electricity company in the Americas – and 19th worldwide in the ranking of the 2020 Global 100 Most Sustainable Corporations in the World survey by Corporate Knights magazine of Canada.

•

January 31, 2020: Cemig was recognized for its degree of efficiency in measuring, publishing and monitoring greenhouse gas emissions by inclusion in the ICO2 Carbon Efficiency Index of B3 (the São Paulo Stock Exchange).

For more detailed information on recognition of Cemig in awards and prizes see:

https://www.cdp.net/en/companies/companies-scores

www.corporateknights.com/reports/2019-global-100/2019-global-100-results-15481153/

http://www.b3.com.br/pt_br/market-data-e-indices/indices/indices-de-sustentabilidade/indice-carbono-eficiente-ico2.htm

Belo Horizonte, February 12, 2020

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED FEBRUARY 13, 2020: RETURN OF FUNDS HELD IN COURT ESCROW

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Return of funds held in court escrow

Providing complementary information to the Material Announcement of June 27, 2019: Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

As a result of the decision of the 7th Federal Court of Belo Horizonte, Minas Gerais, Cemig’s wholly-owned subsidiaries Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’) have today received the amounts that were deposited in guarantee in the legal action (in which judgment has been given against which there is no further appeal) in which they applied for exclusion, from calculation of the ICMS state value-added tax, of all amounts (payable or already paid) of the Pasep and Cofins taxes – the amounts being, respectively, R$ 1.186 billion and R$ 196 million.

The effects of this final judgment in favor of the Company were posted in 2019, in the results for the third quarter, contributing R$ 1.969 billion (net of tax effects) to consolidated net profit.

As reported in the Quarterly Information (ITR) for 3Q19, the total amount to be recovered as a result of winning this action is approximately R$ 7.29 billion, of which R$3,036 billion relates to Cemig, Cemig GT and Cemig D.

The difference, of approximately R$ 4,154 billion, is to be repaid to clients of Cemig D, in a manner to be decided by the competent official bodies, and in the context, also, of recovery of funds through offsetting of future Pasep and Cofins taxes, and/or receipt of court-ordered debt securities (precatórios).

Belo Horizonte, February 13, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED FEBRUARY 14, 2020: TAESA COMPLETED THE ACQUISITION OF ALL THE STJ AND SPT SHARES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa completed the acquisition of all the SJT and SPT Shares

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (“Taesa” or “Company”), pursuant to the Brazilian Securities and Exchange Commission (CVM) Instruction No. 358, dated January 3, 2002, and complementing the material fact disclosed on December 17, 2018, through which the Company communicated to the market in general the signing of the Sales and Purchase Agreement (“Agreement”) with Âmbar Energia Ltda. and with Fundo de Investimento em Participações Multiestratégia Milão, as Sellers, and with J&F Investimentos S.A., as guarantor of Sellers’ obligations, whose purpose is the acquisition by the Company, under suspensive conditions, (a) of all the shares representing the total capital (a.1) of São João Transmissora de Energia S.A. (“SJT”) (“SJT Shares”) and (a.2) of São Pedro Transmissora de Energia S.A. (“SPT”) (“SPT Shares”), and (b) of 51% of the shares representing the total capital (b.1) of Triângulo Mineiro Transmissora de Energia S.A. (“TMT”) and (b.2) of Vale do São Bartolomeu Transmissora de Energia S.A. (“VSB”) (“Acquisition”), and complementing other communications disclosed by the Company regarding the Acquisition, it hereby informs the market in general that, on this date, the Company completed the acquisition of all the SJT and SPT Shares, by paying the total amount of R$ 753,168,061.88 (seven hundred and fifty-three million, one hundred and sixty-eight thousand, sixty-one reais and eighty-eight cents), under the terms provided for in the Agreement, and after complying with the suspensive conditions applicable to the acquisition of SJT and SPT Shares.

Furthermore, the Company informs the market in general that it entered into the Amendment to the Contract (“Amendment”), whereby there was a need to renegotiate certain terms and conditions, as well as to increase indemnities and guarantees, provided for in the original Contract, in order to neutralize possible contingencies arising after its signature.

It is also worth highlighting the creation of escrow accounts amounting to the total of R$ 98,979,982.85 (ninety-eight million, nine hundred and seventy-nine thousand, nine hundred and eighty-two reais and eighty-five cents), which is sufficient to cover the volume of contingencies that may occur after the closing of the acquisition process of SJT and SPT Shares, and also to ensure the receipt of all amounts discounted by the Brazilian Electricity Regulatory Agency (ANEEL) due to the administrative proceeding n. 48500.002803/2017-41, which decided to cancel the Interim Delivery and Acceptance Certificates (Termos de Liberação Provisórios – TLPs) of SJT.

Moreover, Taesa informs that it will pay the remaining balance of the SJT and SPT debts related to the financing agreements entered into with Caixa Econômica Federal (CEF), totaling the amount of R$ 242,680,648.59 (two hundred and forty-two million, six hundred and eighty thousand, six hundred and forty-eight reais and fifty-nine cents) and will contract a new debt in the market, to be issued by Taesa, under the following indicative conditions: 7-year term, bullet, remunerated at the CDI rate + 1.5% p.a.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company also emphasizes that the completion of the Acquisition regarding TMT and VSB aforementioned is still subject to compliance with the respective suspensive conditions and that it will keep its shareholders and the market duly and timely informed about the development of the matters related to the Acquisition.”

Belo Horizonte, February 14, 2020

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET NOTICE DATED FEBRUARY 14, 2020: CEMIG BEATS IASC CUSTOMER SERVICE QUALITY RATING TARGET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig beats IASC customer service quality rating target

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to its stockholders and the public as follows:

On February 12, 2020 Brazil’s Electricity regulator, Aneel, published the results of its IASC Customer Satisfaction Index for the Brazilian distribution companies in 2019.

The survey reports 70.58% of Cemig’s residential clients as satisfied with the services provided by the company. This exceeds the target established by Aneel, and is Cemig’s best result in this survey since 2009.

This recognition by the users of our services is the result of reduced waiting times for service, and our investments in expansion and improvement of distribution networks.

Also, our client service channels are more efficient and diversified, and we have improved the humanity and proximity of our communication with our various publics.

The IASC Survey

The survey, published annually by Aneel since 2000, evaluates the opinion of residential clients on the quality of the services provided by Brazil’s electricity distributors. The assessments of the distributors for the 2019 IASC survey are the result of an opinion survey held in locations all over Brazil from July 22 to November 13, in 27,308 interviews, held in 596 municipalities served by 91 holders of electricity utility concessions and permissions to operate.

Belo Horizonte, February 14, 2020

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MARKET ANNOUCEMENT DATED FEBRUARY 18, 2020: CAPITAL EXPENDITURE OF CEMIG D AND GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Capital expenditure of Cemig D and GT

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to its stockholders and the market as follows:

•	In 2019, Cemig invested capital expenditure of R$ 986 million in distribution, R$ 26 million in generation, and R$ 223 million in transmission.

This investment was made in:

•	connection of approximately 128,000 new clients; and

•	modernization of the base of assets, to reduce costs of operation and maintenance, providing improvements in quality indicators and increased satisfaction for clients.

•	For 2020–2024, Cemig has scheduled further capital investment, of R$ 10.4 billion.

The total investment scheduled for 2020 alone is R$ 2 billion, of which R$ 1.7 billion will be invested in the distribution company Cemig Distribuição S.A. (‘Cemig D’) – probably the largest investment by a distribution concession holder in Brazil – as follows:

Cemig – Capex scheduled for 2020 – R$ million
Distribution	Generation	Transmission	Total
1,667	95	249	2,011

Belo Horizonte, February 18, 2020

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MATERIAL ANNOUNCEMENT DATED FEBRUARY 20, 2020: RENOVA – CLOSING INVESTIGATIONS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On February 20, 2020 Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“

Renova Energia S.A.—Under Judicial Reorganization (RNEW3; RNEW 4 and RNEW11) (“Renova” ou “Company”), in compliance to CVM Instruction 358/2002, as amended, informs its shareholders and the market in general as to what follows.

As previously disclosed, the Company’s Board of Directors established, in March 2018, a Monitoring Committee (“Committee”) comprised of members of the Board of Directors and the Fiscal Council to oversee the conduct of an independent investigation (“Internal Investigation”), which initially focused on the facts under investigation by the Belo Horizonte´s Civil Police (“Minas Gerais Investigation”), and was later expanded to cover the facts investigated in the “E o Vento Levou” Operation.

The Internal Investigation was completed on this date and no concrete evidence of acts of corruption or diversion to political campaigns have been identified. However, the independent investigators found irregularities in business conduct and contract effectiveness by the Company, those occurred between 2014 and 2018, including (i) payments with no evidence of consideration for services, those were rendered in the global amount of approximately R$ 40 million, (ii) payments in disagreement with the company’s internal policies and good governance practices, gathering the global amount of approximately R$ 137 million, and (iii) failures in the Company’s internal controls.

In response to the irregularities detected and based on the Committee and the legal advisors hired by the Company´s recommendations, the Company´s Board of Directors decided on this date to take all acts necessary to preserve the Company´s rights, to continue with the measures aimed at obtaining compensation for losses caused to the Company and to strengthen the Company’s internal controls.

In addition, the Company’s Management, with a specialized recruitment consulting agency, is in the process of hiring a Governance, Risk and Compliance Officer who will be responsible, among other duties, for ensuring the Company’s internal controls and procedural compliance as well as mitigating risks in the Company’s activities, including, but not limited to, the risks of the Company being used to commit illicit acts or being a means to carry out deviations of values to third parties, ensuring adherence to laws, rules, standards and regulations.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

These measures complement management’s attitudes towards strengthening its governance and compliance program and reinforce the Company’s commitment to investigations by government authorities.

As the Internal Investigation did not aim to evaluate the impacts of the irregularities found in the Company’s individual and consolidated financial statements, the Company’s Executive Board, together with specialized advisors, will conduct this study based on evidence obtained by independent investigators. Once identified, any accounting impacts will be recognized in the Company’s financial statements and disclosed to shareholders and the market in general.

The Company has information that the police investigations of Operation “E o Vento Levou” and the Mining Investigation have not yet been concluded, and government authorities may take additional time to conclude all their fact-finding procedures. In this way, new relevant information may be revealed in the future.

The Company is available to assist in any way necessary with the work of government authorities. Should a criminal action be filed against agents who have harmed the Company, Renova intends to assist the prosecution in possible criminal proceedings and, subsequently, request civil compensation for the damages suffered.

The Company reiterates its commitment to keep shareholders and the market in general duly and timely informed in accordance with applicable legislation, and the investor relations area is at your disposal to provide any clarifications that may be necessary, by calling (+55 11) 3509-1143 and through the channel ri@renovaenergia.com.br.”

Belo Horizonte, February 20, 2020.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MATERIAL ANNOUNCEMENT DATED FEBRUARY 27, 2020: RENOVA RECEIVES BIDING OFFER OF FINANCING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova receives binding offer of financing

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) today published the following Material Announcement:

“

Renova Energia S.A., in Judicial Recovery (RNEW3; RNEW4 and RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

On Friday February 21, 2020 Renova received, from ARC Capital Ltda. (‘ARC’), G5 Administradora de Recursos Ltda.(‘G5’), and XP Vista Asset Management Ltda.(‘XP’), a binding offer (‘the Offer’) for financing to conclude the works of Phase A of the Alto Sertão III Wind Farm Complex, together with current operational expenses of Renova.

The management of Renova is evaluating the proposal received.

Renova reiterates its commitment to keeping stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, February 27, 2020

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.